Solectron Corporation
Solectron Global Finance LTD
847 Gibraltar Drive
Milpitas, California 95035
July 26, 2006
Via EDGAR
Ms. Peggy Fisher
Mr. Timothy Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Solectron Corporation and Solectron Global Finance LTD Registration Statement on Form S-4 (File No. 333-134329) Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Solectron Corporation, a Delaware corporation, and Solectron Global Finance LTD, an exempted company with limited liability under the laws of the Cayman Islands (collectively, the “Companies”), hereby request that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 11:00 a.m., Eastern Time, on Friday, July 28, 2006, or as soon thereafter as practicable.
     The Companies hereby acknowledge the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please provide a copy of the Commission’s order declaring the registration statement effective to Timothy Chu, Director, Corporate Counsel, Solectron Corporation via facsimile at (408) 719-4200 and via mail at 847 Gibraltar Drive, Milpitas, California 95035.

Sincerely,

SOLECTRON CORPORATION

By:	/s/ Todd DuChene
Name: Todd DuChene
Title: Executive Vice President, General Counsel and Secretary

SOLECTRON GLOBAL FINANCE LTD

By:	/s/ Perry Hayes
Name: Perry Hayes
Title: Director